Annual Meeting Results
An annual meeting of the fund's shareholders was held on August 3, 2000. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

(1) The fund's shareholders elected to decrease the size of its Board of Directors to eight directors.
The following votes were cast regarding this matter:

Shares	Shares		Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
19,772,191	53,197		97,403	       -


(2) The fund's shareholders elected the following directors:



						Shares
				Shares	Withholding
				Voted "For"	Authority to Vote
Robert J. Dayton		19,818,616	     104,177
Roger A. Gibson		19,817,132	     105,661
Andrew M. Hunter III	19,816,916	     105,877
Leonard W. Kedrowski	19,819,132	     103,661
John M. Murphy, Jr.	19,819,132	     103,661
Robert L. Spies		19,816,332	     106,461
Joseph D. Strauss		19,819,132	     103,661
Virginia L. Stringer	19,817,432	     105,361


(3) The fund's shareholders ratified the selection by the fund's Board of Directors of Ernst & Young as the independent public accountants for the fund for the fiscal year ending November 30, 2000. The following votes were cast regarding this matter:

Shares	Shares				Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
19,806,355	31,130		85,307	     -

(4) The fund's shareholders voted on a proposal to change the fund's investment restriction governing investments in real estate. This proposal did not receive the required majority of votes required for approval. The following votes were cast regarding this matter:

Shares	Shares				Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
3,222,862		2,554,713	164,979	       -